As filed with the Securities and Exchange Commission on January 15, 2015

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Morgan Stanley Institutional Fund of Hedge Funds LP

(Name of Subject Company (Issuer))

Morgan Stanley Institutional Fund of Hedge Funds LP

(Names of Filing Persons (Offeror and Issuer))

LIMITED PARTNER INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Joseph C. Benedetti, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, New York 10036

(212) 296-6969

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with a copy to:

Richard Horowitz, Esq.

DECHERT LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$66,338,796(a)	$8,544.44(b)

(a)	Calculated as the aggregate maximum value of Limited Partner Interests being purchased.
(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or provide the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,544.44	Filing Party: Morgan Stanley Institutional Fund of Hedge Funds LP
Form or Registration No.: Schedule TO	Date Filed: July 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2014 (the “Statement Filing Date”) by Morgan Stanley Institutional Fund of Hedge Funds LP (the “Fund”) relating to an offer to purchase limited partner interests in the Fund (“Interests”) in an amount up to 15% of the net assets of the Fund from limited partners of the Fund (“Limited Partners”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, multiplied by the respective proportionate dollar-weighted percentages of the Fund represented by the Interests tendered by Limited Partners) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Limited Partners which desired to tender Interests were required to submit their tenders by 12:00 midnight, Eastern time, on August 18, 2014 (the “Notice Date”). Limited Partners were allowed to withdraw any tenders of their Interests until the Offer expired at 12:00 midnight, Eastern time, on September 26, 2014 (the “Expiration Date”).

2. Certain Limited Partners validly tendered all or some of their respective Interests (as designated by such Limited Partners) as $180,000 in the aggregate before the Notice Date and did not withdraw such tenders before the Expiration Date. Those tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Interests tendered pursuant to the Offer was calculated as of September 30, 2014 (the “Valuation Date”).

4. The payment of the purchase price of the Interests tendered was made in the form of promissory notes respectively given on September 12, 2014 to the Limited Partners whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about October 7, 2014 to the tendering Limited Partners a total of $180,000, representing more than 95% of the unaudited net asset value of the total amount of the Interests tendered by Limited Partners. The promissory note issued to a Limited Partner also entitles such Limited Partner to receive a contingent post-audit payment equal to the amount (if any) by which the net asset value of the Interest tendered by such Limited Partner and purchased by the Fund as of the Valuation Date (as such net asset value may be adjusted based on the next annual audit of the Fund’s financial statements) exceeds the initial payment to such Limited Partner. The post-audit payment will be paid promptly after the completion of the Fund’s annual audit. Proceeds of the initial payment and post-audit payment will be wire-transferred directly to the account designated by the Limited Partner.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS LP

By:	/s/ Noel Langlois
Name:	Noel Langlois
Title:	Chief Financial Officer & Treasurer

Dated: January 15, 2015